FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period of 1st June 2002 to 30th June 2002

British Biotech plc

Thames Court
Watlington Road
Oxford OX4 6LY
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F __X__ Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - ____

CRGA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC
(Registrant)

By: ____________ Date : 1st July 2002

Name: Tony Weir
Title: Finance Director

28 June, 2002

Response to recent press comment

The Company has noted the recent press comment regarding Class Law, an English firm of solicitors, and putative claims against the Company in respect of events more than four years ago. The Company understands that Class Law has been attempting to solicit interest in such claims since at least February 2001 and since such time has also been regularly suggesting that proceedings against the Company are imminent. Such proceedings have not been forthcoming and neither the Company nor its legal advisers, Allen & Overy, have been in receipt of any correspondence pertaining to such claims.

The Company has considered the nature of Class Law's putative, but unspecified, claims with its legal advisers and believes them to be without merit or foundation.

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Enquiries:

British Biotech plc
Tony Weir, Finance Director Tel: 01865 781166

Hogarth Partnership
James Longfield Tel: 020 7357 9477

This news release contains forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

26 June, 2002

British Biotech appoints new Medical Director

British Biotech plc (LSE: BBG, Nasdaq: BBIOY) announced today that it has appointed Dr Peter Wyld as its new Medical Director.

Dr Wyld, 53, will join British Biotech from Novartis Pharma AG, where as Section Head and Group Leader, Oncology, he has international responsibility for the clinical development of Novartis' new anti-cancer products. At British Biotech, Dr Wyld will report to Sue Barrowcliffe, Development Director, and will have overall responsibility for the clinical development of the company's Product Portfolio in cancer, thrombosis and infectious disease.

A Fellow of the Royal College of Physicians and of the Royal College of Pathologists, and a registered medical specialist in clinical haematology with the UK's General Medical Council, Dr Wyld has held senior positions in a variety of pharmaceutical companies since 1988. Before that he was Consultant Haematologist at the Chesterfield and North Derbyshire Royal Hospital, and has held a number of other teaching and consultant posts in hospitals in the UK and New Zealand.

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Enquiries:

British Biotech plc
Tony Weir, Finance Director | Tel: 01865 781166

Hogarth Partnership
John Olsen | Tel: 020 7357 9477

This news release contains forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

About British Biotech
British Biotech is a research and development stage pharmaceuticals company aiming to develop and commercialise specialist drugs for serious illnesses, principally cancer. It currently has four products in patient trials, supplemented by three focused drug discovery programmes.

Clinical products
BB-10901 – A Tumour-Activated Prodrug product, currently in Phase I/II trials in small cell lung cancer. British Biotech acquired exclusive European and Japanese development and commercialisation rights to BB-10901 from ImmunoGen Inc. (Boston, USA) in May 2000.

E21R – A modified form of the cytokine GM-CSF, currently in Phase II in leukaemia. British Biotech obtained exclusive worldwide development and commercialisation rights to E21R from BresaGen Ltd (Adelaide, Australia) in December 2000.

MG98 – A 2nd generation antisense inhibitor of DNA methyltransferase, a nuclear enzyme implicated in uncontrolled tumour growth. British Biotech acquired exclusive European development and commercialisation rights to MG98 from MethylGene Inc. (Montreal, Canada) in February 2002.

BB-10153 – A novel thrombolytic, in Phase II proof-of-principle studies in heart attack patients. The study is being conducted by the Thrombolysis in Myocardial Infarction Study Group, a US-based investigative team at the forefront of clinical research into acute coronary syndromes.

Research
Antibiotic Programme – This work is based on British Biotech research into the use of peptide deformylase inhibitors (PDFIs) to treat infectious disease. The objective is to start a clinical study in patients with serious chest infections in 2002.

Anti-Inflammatory Programme – Working in collaboration with Serono SA, this British Biotech research programme is investigating the use of metalloenzyme inhibitors as new treatments for serious inflammatory diseases, particularly multiple sclerosis.

Cancer Programme – As part of its collaboration with MethylGene on MG98 (see above) British Biotech has secured an exclusive option to European development and commercialisation rights for compounds from MethylGene's research into small molecule inhibitors of DNA methyltransferase.

British Biotech also has RD&C collaborations with Schering-Plough Corporation, OSI Pharmaceuticals, Inc., DevCo Pharmaceuticals Ltd and Tanabe Seiyaku Co. Ltd.

For more information visit our website, www.britishbiotech.com

6

3rd July 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

Pursuant to the terms of remuneration agreed between British Biotech plc and its subsidiaries ("British Biotech") and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 3rd July 2002, acquired 39,533 ordinary shares in British Biotech at a price of 7.5p per share.

Following this purchase, Mr Hampson is interested in a total of 683,491 ordinary shares.

Yours faithfully

Sian Bishop
Legal Counsel

British Biotech plc
Registered office: Thames Court Watlington Road Oxford OX4 6LY
Tel: 01865 748747

Registered in England
and Wales No. 2304992